Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)
ANNOUNCEMENT
First Quarterly Report of 2010
§1 Important Notice
1.1 The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this Quarterly Report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this Quarterly Report.
1.2 This First Quarterly Report of 2010 has been approved unanimously at the extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this Quarterly Report.
1.3 The financial statements of the Company and its subsidiaries (the “Group”) are prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements set out in this Quarterly Report are unaudited.
1.4 The comparative accounting data for the first quarter of 2009 referred to in this Quarterly Report has been restated due to business combinations under common control.
1.5 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements set out in this Quarterly Report.

§2 Basic Information of the Company
2.1 Summary of Financial Data and Financial Indicators
2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS
Unit: RMB Million

			Changes
			from the end
			of the
			preceding
			year to the
	As at the end of	As at the end of	end of the
	the reporting	the preceding	reporting
Items	period	year	period (%)

Total assets	1,536,951	1,450,288	6.0

Equity attributable to owners of the Company	881,579	847,223	4.1

Net assets per share attributable to owners of the Company (RMB)	4.82	4.63	4.1

			Changes over
			the same
		In the same	period of the
	In the reporting	period in the	preceding
Items	period	preceding year	year (%)

Net cash flows provided by operating activities	74,510	62,219	19.8

Net cash flows provided by operating activities per share (RMB)	0.41	0.34	19.8

Net profits attributable to owners of the Company	32,492	18,974	71.2

Basic earnings per share (RMB)	0.18	0.10	71.2

Diluted earnings per share (RMB)	0.18	0.10	71.2

Return on net assets (%)	3.7	2.3	1.4 percentage points

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS
Unit: RMB Million

			Changes from the
			end of the
	As at the end		preceding year to
	of the	As at the end of	the end of the
	reporting	the preceding	reporting period
Items	period	year	(%)

Total assets	1,537,345	1,450,742	6.0

Equity attributable to equity holders of the Company	882,098	847,782	4.0

Net assets per share attributable to equity holders of the Company (RMB)	4.82	4.63	4.0

	From the beginning of the year	Changes over the
	to the end of the reporting	same period of the
Items	period	preceding year (%)
Net cash flows from operating activities	75,492	19.9

Net cash flows from operating activities per share (RMB)	0.41	19.9

		From the
		beginning of the
		year to the end	Changes over the
	The Reporting	of the reporting	same period of the
Items	Period	Period	preceding year (%)

Net profit attributable to equity holders of the Company	32,449	32,449	72.7

Basic earnings per share (RMB)	0.18	0.18	72.7

Diluted earnings per share (RMB)	0.18	0.18	72.7

Return on net assets (%)	3.7	3.7	1.4 percentage points

Return on net assets after deducting non-recurring profit/loss items (%)	3.7	3.7	1.4 percentage points

Unit: RMB Million

Profit/(loss) from the
beginning of the year to
the end of the
reporting
Non-recurring profit/loss items	period

Net gain on disposal of non-current assets	38
Government grants included in the income statement	51
Net gain on disposal of available-for-sale financial assets	3
Reversal of provisions for bad debts against receivables	18
Income on commissioned loans	1
Other non-operating income and expenses	(349)

(238)

Tax impact of non-recurring profit/loss items	60
Impact of minority interest	30

(148)

2.1.3 Differences between CAS and IFRS
     ☑ Applicable          ☐ Not applicable
The consolidated net profit for the reporting period under IFRS and CAS were RMB 35,419 million and RMB 35,376 million respectively, with a difference of RMB 43 million; the consolidated shareholders’ equity for the reporting period under IFRS and CAS were RMB 945,401 million and RMB 945,770 million respectively, with a difference of RMB 369 million. These differences were primarily due to amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999 as well as depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003.
As the revaluation model is used for subsequent measurement of fixed assets and oil and gas properties by the Group under IFRS, revaluations are required to be carried out by independent appraisers on a periodic basis. During the Restructuring in 1999, a valuation was carried out on June 30, 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”) in respect of which the valuation results for assets other than fixed assets and oil and gas properties were not recognised in the financial statements under IFRS. On September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken on a depreciated replacement cost basis. The result of this revaluation was recognised in the financial statements under IFRS. However, these revaluation results were not recognised in the financial statements under CAS.

2.2 Number of Shareholders and Top Ten Shareholders Holding Shares Without Selling Restrictions at the End of the Reporting Period

Number of shareholders at the end of the reporting period	1,370,110 shareholders including 1,361,615 holders of A shares and 8,495 holders of H shares (including 306 holders of the American Depository Shares)
Top ten shareholders holding shares without selling restrictions

				Type of
	Name of shareholders	Number of shares held		shares
1	HKSCC Nominees Limited	20,813,456,323	(1)	H shares
2	CNPC	242,519,441		A shares
3	China Universal SSE Composite Index Securities Investment Fund	56,213,516		A shares
4	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	56,181,385		A shares
5	Changsheng Tongqing Detachable Transaction Securities Investment Fund	46,928,070		A shares
6	Shanghai 50 Index ETF Securities Investment Fund	41,864,161		A shares
7	Guangxi Investment Group Limited	39,560,045		A shares
8	Yi Fang Da 50 Index Securities Investment Fund	33,441,774		A shares
9	CIFM China Advantage Securities Investment Fund	28,397,174		A shares
10	Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	24,089,103		A shares

Notes:

(1)	Including the 150,720,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited, which were included in the total shares held by HKSCC Nominees Limited.
2.3 Business Review
In the first quarter of 2010, in the face of favorable situations presented by increases in international oil prices and rising demand in the domestic petroleum and petrochemical markets, the Group achieved steady and rapid development in production and operations by organising production and operations in a scientific manner, placing continued emphasis on quality and efficiency and strengthening the overall balance between production, transportation, marketing and storage. As compared with the same period last year, there was a significant growth in the Group’s operating results, presenting a promising situation for the Group’s development.
In respect of the exploration and production operations, the Group continued to place top priority on exploration for new resources. By drawing on the favorable opportunity presented by a rise in international oil prices, the Group actively organised production and operations, thereby achieving the operations of production, transportation, marketing and storage of oil and gas in a safe, steady and controlled manner. There was a steady rise in the production levels of crude oil and natural gas output continued to grow at a double-digit rate. In the first quarter of 2010, the Group produced 210 million barrels of crude oil, representing an increase of 2.1% as compared with that of the same period of last year. Production of marketable natural gas reached 609.9 billion cubic feet, representing an increase of 16.5% as compared with that of the same period of last year.
In respect of the refining and chemicals operations, the Group fully leveraged on integration. By enhancing organisation and coordination, optimising the operation of production facilities, steadily raising processing workloads, vigorously optimising product structures, pushing forward improvements in the quality of products and optimising resource allocation, the Group achieved effective scale operation of its business. In the first quarter of 2010, the Group processed 215 million barrels of crude oil, representing an increase of 16.2% as compared with that of the same period of last year, and produced 18.824 million tons of gasoline, diesel and kerosene, representing an increase of 15.0% as compared with that of the same period of last year, while 0.908 million tons of ethylene were produced, representing an increase of 37.0% as compared with that of the same period of last year.
In respect of the marketing operations, the Group adopted flexible and effective marketing strategies and strengthened its efforts on the development and adjustment of marketing networks. The Group also continued to optimise the distribution and structure of service stations and strived to improve efficiency and expand its market share. In the first quarter of 2010, the Group sold 27.05 million tons of gasoline, diesel and kerosene, representing an increase of 27.3% as compared with that of the same period of last year.
In respect of the natural gas and pipeline operations, the Group focused on safe and efficient operations, and maintained the steady dispatch of oil and gas, leading to a remarkable improvement in its capacity to secure supplies. Construction of key projects progressed in an orderly manner and the Group’s management and operating standards were further enhanced. The natural gas marketing business continued to record rapid growth.
The Group accelerated the development of international operations and continued to expand its international energy co-operation for mutual benefits. The Group has entered into overseas co-operation projects including the Halfaya Oilfield in Iraq and oil sands in Canada. The scale of operations continued to expand and rapid growth in the overseas oil and gas business was achieved.

Summary of Key Operating Data for the First Quarter of 2010

				Changes
				over the
				same
		For three months		period
		ended March 31		of 2009
Operating Data	Unit	2010	2009	(%)
Crude oil output	Million barrels	210.1	205.7	2.1
Marketable natural gas output	Billion cubic feet	609.9	523.4	16.5
Oil and natural gas equivalent output	Million barrels	311.7	292.9	6.4
Average realised price for crude oil	USD/barrel	70.01	37.10	88.7
Average realised price for natural gas	USD/ thousand cubic feet	3.28	3.26	0.6
Processed crude oil	Million barrels	215.4	185.4	16.2
Gasoline, kerosene and diesel output	Thousand tons	18,824	16,366	15.0
of which: Gasoline	Thousand tons	5,305	5,419	(2.1)
Kerosene	Thousand tons	579	467	24.0
Diesel	Thousand tons	12,940	10,480	23.5
Total sales volume of gasoline, kerosene and diesel	Thousand tons	27,049	21,250	27.3
of which: Gasoline	Thousand tons	8,885	7,048	26.1
Kerosene	Thousand tons	1,445	1,066	35.6
Diesel	Thousand tons	16,719	13,136	27.3
Output of key chemical products
Ethylene	Thousand tons	908	663	37.0
Synthetic resin	Thousand tons	1,376	1,040	32.3
Synthetic fiber raw materials and polymers	Thousand tons	499	373	33.8
Synthetic rubber	Thousand tons	151	96	57.3
Urea	Thousand tons	779	958	(18.7)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3 Significant Events
3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes
     ☑ Applicable    ☐ Inapplicable
Unit: RMB Million

	As at
	March 31,	As at	Changes
Items	2010	December 31, 2009	(%)	Key explanation of the changes
Cash at bank and on hand	138,856	88,284	57.3	Mainly due to an increase in net cash flows from the Group’s operating activities and an increase in external borrowings by the Group to meet its needs for business development
Advances to suppliers	48,105	36,402	32.1	Mainly due to an increase in advance payments for construction costs
Other current assets	8,840	18,378	(51.9)	Mainly due to a decrease in the income tax prepaid during the reporting period
Other non-current assets	3,557	650	447.2	Mainly due to an increase in long-term receivables
Short-term borrowings	113,329	74,622	51.9	Mainly due to an increase in external borrowings by the Group to meet its needs for business development
Other payables	27,175	17,125	58.7	Mainly due to an increase in outstanding payments as a result of an expansion in the scale of business operations
Current portion of non-current liabilities	4,241	14,229	(70.2)	Mainly due to the amount of long-term borrowings falling due within a year being lower than the repayment of the current portion of the non-current liabilities

	For three months ended
	March 31		Changes
Items	2010	2009	(%)	Key explanation of the changes
Operating income	318,795	181,965	75.2	Mainly due to increases in sales prices and sales volumes of main products during the reporting period
Cost of sales	206,422	110,911	86.1	Mainly due to increases in the volume of crude oil, feedstock oil and other raw materials purchased and a rise in the prices thereof
Tax and levies on operations	40,967	23,801	72.1	Mainly due to increases in special levy on the sale of domestic crude oil and consumption taxes payable
General and administrative expenses	14,296	10,765	32.8	Mainly due to an increase in safety production fees
Investment income	1,915	31	6,077.4	Mainly due to an increase in the results of associates and jointly controlled entities
Taxation	9,134	5,727	59.5	Mainly due to an increase in taxable income
Net profits attributable to equity holders of the Company	32,449	18,792	72.7	As a result of the combined effects of the above factors, the net profit attributable to equity holders of the Company increased when compared with the same period of last year
Net profit attributable to minority interest	2,927	(68)	—	Mainly due to an increase in profits of subsidiaries
Net cash flows used for investment activities	59,432	38,518	54.3	Mainly due to an increase in payments for capital expenditure during the reporting period
Net cash flows from financing activities	34,364	22,438	53.2	Mainly due to an increase in external borrowings by the Group to meet its needs for business development

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions
     ☑ Applicable    ☐ Inapplicable
1. Issuance of Medium-term Notes
On February 5, 2010, the Company issued the first tranche of medium term notes for 2010 amounting to RMB 11 billion for a term of 7 years at an annual interest rate of 4.60%.
2. On March 24 and 25, 2010, the Board of Directors of the Company considered and approved the Company entering into a subscription agreement with CNPC and China Petroleum Finance Co., Ltd, pursuant to which the Company shall unilaterally contribute an increased amount of capital in cash to China Petroleum Finance Co., Ltd. The relevant transaction will be submitted to the annual general meeting, which is to be held on May 20, 2010, for consideration and approval. Relevant details of the transaction have been published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on March 26, 2010.
3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller
     ☑ Applicable    ☐ Inapplicable
During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2009 Annual Report of the Company. There have been no events affecting the performance of these undertakings.
3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year
     ☐ Applicable    ☑ Inapplicable
3.5	Investments in securities
     ☐ Applicable    ☑ Inapplicable
3.6	This Quarterly Report is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
April 27, 2010
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

APPENDIX
A. Financial statements for the first quarter of 2010 prepared in accordance with IFRS
1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2010	2009
	RMB Million	RMB Million

TURNOVER	318,795	181,965

OPERATING EXPENSES
Purchases, services and other	(163,279)	(77,627)
Employee compensation costs	(17,483)	(14,916)
Exploration expenses, including exploratory dry holes	(7,254)	(5,107)
Depreciation, depletion and amortisation	(27,446)	(20,918)
Selling, general and administrative expenses	(16,138)	(12,326)
Taxes other than income taxes	(42,519)	(24,756)
Other (expenses)/ income, net	(127)	91

TOTAL OPERATING EXPENSES	(274,246)	(155,559)

PROFIT FROM OPERATIONS	44,549	26,406

FINANCE COSTS
Exchange gain	331	183
Exchange loss	(816)	(955)
Interest income	402	268
Interest expense	(1,770)	(1,294)

TOTAL NET FINANCE COSTS	(1,853)	(1,798)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	1,875	59

PROFIT BEFORE INCOME TAX EXPENSE	44,571	24,667
INCOME TAX EXPENSE	(9,152)	(5,766)

PROFIT FOR THE PERIOD	35,419	18,901

OTHER COMPREHENSIVE INCOME:
Currency translation differences	999	(2,963)
Fair value gain from available-for-sale financial assets	25	45
Income tax relating to components of other comprehensive income	(7)	(11)

OTHER COMPREHENSIVE INCOME/ (LOSS), NET OF TAX	1,017	(2,929)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	36,436	15,972

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	32,492	18,974
Non-controlling interest	2,927	(73)

	35,419	18,901

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	33,394	17,534
Non-controlling interest	3,042	(1,562)

	36,436	15,972

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.18	0.10

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Consolidated Statement of Financial Position

	March 31, 2010	December 31, 2009
	RMB Million	RMB Million

NON-CURRENT ASSETS
Property, plant and equipment	1,085,430	1,075,467
Investments in associates and jointly controlled entities	29,581	28,223
Available-for-sale financial assets	2,347	2,343
Advance operating lease payments	30,690	30,236
Intangible and other assets	21,120	18,017
Deferred tax assets	303	289
Time deposits with maturities over one year	1,301	1,330

TOTAL NON-CURRENT ASSETS	1,170,772	1,155,905

CURRENT ASSETS
Inventories	123,452	114,781
Accounts receivable	36,909	28,785
Prepaid expenses and other current assets	63,119	59,595
Notes receivable	5,144	4,268
Time deposits with maturities over three months but within one year	31	29
Cash and cash equivalents	137,524	86,925

TOTAL CURRENT ASSETS	366,179	294,383

CURRENT LIABILITIES
Accounts payable and accrued liabilities	214,497	204,739
Income taxes payable	12,206	9,721
Other taxes payable	25,007	25,242
Short-term borrowings	177,570	148,851

TOTAL CURRENT LIABILITIES	429,280	388,553

NET CURRENT LIABILITIES	(63,101)	(94,170)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,107,671	1,061,735

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	456,604	424,067
Reserves	241,954	240,135

Total equity attributable to owners of the Company	881,579	847,223
Non-controlling interest	63,822	60,478

TOTAL EQUITY	945,401	907,701

NON-CURRENT LIABILITIES
Long-term borrowings	93,394	85,471
Asset retirement obligations	45,449	44,747
Deferred tax liabilities	20,473	21,449
Other long-term obligations	2,954	2,367

TOTAL NON-CURRENT LIABILITIES	162,270	154,034

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,107,671	1,061,735

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2010	2009
	RMB Million	RMB Million

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	35,419	18,901
Adjustments for:
Income tax expense	9,152	5,766
Depreciation, depletion and amortisation	27,446	20,918
Capitalised exploratory costs charged to expense	4,010	2,778
Share of profit of associates and jointly controlled entities	(1,875)	(59)
(Reversal) of provision /provision for impairment of receivables, net	(18)	5
Write down in inventories, net	(1)	—
Gain on disposal of property, plant and equipment	—	(95)
Gain on disposal of investments in associates and jointly controlled entities	—	(5)
(Gain)/ loss on disposal of available-for-sale financial assets	(3)	2
Loss on disposal of intangible and other non-current assets	21	2
Dividend income	—	(2)
Interest income	(402)	(268)
Interest expense	1,770	1,294
Advance payments on long-term operating leases	(982)	(761)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(6,725)	8,699
Inventories	(8,578)	8,599
Accounts payable and accrued liabilities	22,924	3,760

CASH FLOWS GENERATED FROM OPERATIONS	82,158	69,534
Income taxes paid	(7,648)	(7,315)

NET CASH FLOWS FROM OPERATING ACTIVITIES	74,510	62,219

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2010	2009
	RMB Million	RMB Million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(58,647)	(38,191)
Acquisition of investments in associates and jointly controlled entities	(129)	(11)
Acquisition of available-for-sale financial assets	—	(8)
Acquisition of intangible assets and other non-current assets	(501)	(315)
Purchase of non-controlling interest	(33)	(36)
Proceeds from disposal of property, plant and equipment	91	58
Proceeds from disposal of subsidiaries	16	—
Proceeds from disposal of investments in associates and jointly controlled entities	—	16
Proceeds from disposal of available-for-sale financial assets	25	106
Proceeds from disposal of intangible and other non-current assets	1	31
Interest received	329	166
Dividends received	371	—
Decrease in time deposits with maturities over three months	27	427

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(58,450)	(37,757)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(21,918)	(27,354)
Repayments of long-term borrowings	(20,660)	(6,398)
Interest paid	(1,948)	(1,337)
Dividends paid to non-controlling interest	(92)	(153)
Increase in short-term borrowings	60,566	26,313
Increase in long-term borrowings	18,430	31,375
Capital contribution from non-controlling interest	112	142
Capital reduction of subsidiaries	—	(113)
Decrease in other long-term obligations	(126)	(37)

NET CASH FLOWS FROM FINANCING ACTIVITIES	34,364	22,438

TRANSLATION OF FOREIGN CURRENCY	175	120

Increase in cash and cash equivalents	50,599	47,020
Cash and cash equivalents at beginning of the period	86,925	33,150

Cash and cash equivalents at end of the period	137,524	80,170

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

B. Financial statements for the first quarter of 2010 prepared in accordance with CAS
1. Consolidated Balance Sheet

	March 31, 2010	December 31, 2009
	RMB Million	RMB Million

ASSETS

Current assets
Cash at bank and on hand	138,856	88,284
Notes receivable	5,144	4,268
Accounts receivable	36,909	28,785
Advances to suppliers	48,105	36,402
Other receivables	6,174	4,815
Inventories	123,452	114,781
Other current assets	8,840	18,378

Total current assets	367,480	295,713

Non-current assets
Available-for-sale financial assets	2,304	2,296
Long-term equity investments	28,937	27,562
Fixed assets	349,330	331,473
Oil and gas properties	521,217	519,459
Construction in progress	204,396	212,739
Construction materials	10,830	12,169
Intangible assets	31,117	30,622
Goodwill	2,916	2,818
Long-term prepaid expenses	14,958	14,952
Deferred tax assets	303	289
Other non-current assets	3,557	650

Total non-current assets	1,169,865	1,155,029

TOTAL ASSETS	1,537,345	1,450,742

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

1. Consolidated Balance Sheet (Continued)

	March 31, 2010	December 31, 2009
	RMB Million	RMB Million

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	113,329	74,622
Notes payable	2,091	2,002
Accounts payable	155,690	156,760
Advances from customers	20,694	21,193
Employee compensation payable	6,338	5,105
Taxes payable	37,213	34,963
Other payables	27,175	17,125
Current portion of non-current liabilities	4,241	14,229
Other current liabilities	62,509	62,554

Total current liabilities	429,280	388,553

Non-current liabilities
Long-term borrowings	33,518	36,506
Debentures payable	59,876	48,965
Provisions	45,449	44,747
Deferred tax liabilities	20,498	21,493
Other non-current liabilities	2,954	2,367

Total non-current liabilities	162,295	154,078

Total liabilities	591,575	542,631

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	116,272	116,379
Special reserve	9,120	8,075
Surplus reserves	125,447	125,447
Undistributed profits	451,540	419,046
Currency translation differences	(3,302)	(4,186)

Equity attributable to equity holders of the Company	882,098	847,782

Minority interest	63,672	60,329

Total shareholders’ equity	945,770	908,111

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,537,345	1,450,742

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Balance Sheet

	March 31, 2010	December 31, 2009
	RMB Million	RMB Million

ASSETS

Current assets
Cash at bank and on hand	114,443	66,888
Notes receivable	10,984	9,704
Accounts receivable	5,178	3,314
Advances to suppliers	33,078	20,120
Other receivables	12,535	17,217
Inventories	101,811	93,740
Other current assets	4,038	11,580

Total current assets	282,067	222,563

Non-current assets
Available-for-sale financial assets	1,009	982
Long-term equity investments	151,340	146,364
Fixed assets	279,019	262,421
Oil and gas properties	346,334	355,038
Construction in progress	154,322	167,362
Construction materials	9,632	11,044
Intangible assets	23,657	23,468
Goodwill	119	119
Long-term prepaid expenses	12,667	12,696
Other non-current assets	252	286

Total non-current assets	978,351	979,780

TOTAL ASSETS	1,260,418	1,202,343

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Balance Sheet (Continued)

	March 31, 2010	December 31, 2009
	RMB Million	RMB Million

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	103,712	77,339
Notes payable	20	21
Accounts payable	84,475	101,135
Advances from customers	13,551	15,043
Employee compensation payable	5,382	4,303
Taxes payable	26,593	24,281
Other payables	21,810	12,636
Current portion of non-current liabilities	3,881	13,884
Other current liabilities	61,331	61,354

Total current liabilities	320,755	309,996

Non-current liabilities
Long-term borrowings	18,649	14,672
Debentures payable	59,500	48,500
Provisions	29,620	29,137
Deferred tax liabilities	7,236	8,219
Other non-current liabilities	2,408	1,975

Total non-current liabilities	117,413	102,503

Total liabilities	438,168	412,499

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,062	128,041
Special reserve	6,874	6,020
Surplus reserves	114,347	114,347
Undistributed profits	389,946	358,415

Total shareholders’ equity	822,250	789,844

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,260,418	1,202,343

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3. Consolidated Income Statement

	Three months ended March 31
	2010	2009
Items	RMB Million	RMB Million

Operating income	318,795	181,965
Less: Cost of sales	(206,422)	(110,911)
Tax and levies on operations	(40,967)	(23,801)
Selling expenses	(12,422)	(10,141)
General and administrative expenses	(14,296)	(10,765)
Finance expenses	(1,932)	(1,903)
Asset impairment losses	19	(5)
Add: Investment income	1,915	31

Operating profit	44,690	24,470

Add: Non-operating income	396	416
Less: Non-operating expenses	(576)	(435)

Profit before taxation	44,510	24,451
Less: Taxation	(9,134)	(5,727)

Net profit	35,376	18,724

Attributable to:
Equity holders of the Company	32,449	18,792
Minority interest	2,927	(68)

Earnings per share
Basic earnings per share (RMB Yuan)	0.18	0.10
Diluted earnings per share (RMB Yuan)	0.18	0.10

Other comprehensive income/ (loss)	1,017	(2,929)

Total comprehensive income	36,393	15,795
Attributable to:
Equity holders of the Company	33,351	17,352
Minority interest	3,042	(1,557)

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

4. Income Statement

	Three months ended March 31
	2010	2009
Items	RMB Million	RMB Million

Operating income	216,125	143,513
Less: Cost of sales	(140,969)	(93,651)
Tax and levies on operations	(31,527)	(21,419)
Selling expenses	(9,872)	(8,079)
General and administrative expenses	(10,802)	(8,082)
Finance expenses	(1,420)	(1,011)
Asset impairment losses	19	(5)
Add: Investment income	13,362	5,712

Operating profit	34,916	16,978

Add: Non-operating income	295	346
Less: Non-operating expenses	(498)	(415)

Profit before taxation	34,713	16,909
Less: Taxation	(3,208)	(1,636)

Net profit	31,505	15,273

Earnings per share
Basic earnings per share (RMB Yuan)	0.17	0.08
Diluted earnings per share (RMB Yuan)	0.17	0.08

Other comprehensive income	21	34

Total comprehensive income	31,526	15,307

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

5. Consolidated Cash Flow Statements

	Three months ended March 31
	2010	2009
Items	RMB Million	RMB Million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	362,179	215,754
Refund of taxes and levies	140	241
Cash received relating to other operating activities	905	128

Sub-total of cash inflows	363,224	216,123

Cash paid for goods and services	(191,785)	(82,098)
Cash paid to and on behalf of employees	(16,260)	(14,695)
Payments of taxes and levies	(63,474)	(43,719)
Cash paid relating to other operating activities	(16,213)	(12,631)

Sub-total of cash outflows	(287,732)	(153,143)

Net cash flows from operating activities	75,492	62,980

Cash flows from investing activities
Cash received from disposal of investments	68	549
Cash received from returns on investments	700	166
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	92	89

Sub-total of cash inflows	860	804

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(60,130)	(39,267)
Cash paid to acquire investments	(162)	(55)

Sub-total of cash outflows	(60,292)	(39,322)

Net cash flows from investing activities	(59,432)	(38,518)

Cash flows from financing activities
Cash received from capital contributions	112	142
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	112	142
Cash received from borrowings	78,996	57,688
Cash received relating to other financing activities	22	43

Sub-total of cash inflows	79,130	57,873

Cash repayments of borrowings	(42,578)	(33,752)
Cash payments for interest expenses and distribution of dividends or profits	(2,040)	(1,490)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(92)	(153)
Capital reduction of subsidiaries	—	(113)
Cash payments relating to other financing activities	(148)	(80)

Sub-total of cash outflows	(44,766)	(35,435)

Net cash flows from financing activities	34,364	22,438

Effect of foreign exchange rate changes on cash and cash equivalents	175	120

Net increase in cash and cash equivalents	50,599	47,020

Add: Cash and cash equivalents at beginning of the period	86,925	33,150

Cash and cash equivalents at end of the period	137,524	80,170

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

6. Cash Flow Statements

	Three months ended March 31
	2010	2009
Items	RMB Million	RMB Million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	247,453	164,627
Refund of taxes and levies	111	220
Cash received relating to other operating activities	7,425	4,405

Sub-total of cash inflows	254,989	169,252

Cash paid for goods and services	(144,898)	(68,324)
Cash paid to and on behalf of employees	(11,059)	(10,626)
Payments of taxes and levies	(43,303)	(30,261)
Cash paid relating to other operating activities	(8,748)	(12,206)

Sub-total of cash outflows	(208,008)	(121,417)

Net cash flows from operating activities	46,981	47,835

Cash flows from investing activities
Cash received from disposal of investments	17	122
Cash received from returns on investments	13,552	5,808
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	64	39

Sub-total of cash inflows	13,633	5,969

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(37,605)	(31,322)
Cash paid to acquire investments	(4,906)	(85)

Sub-total of cash outflows	(42,511)	(31,407)

Net cash flows from investing activities	(28,878)	(25,438)

Cash flows from financing activities
Cash received from borrowings	55,109	48,492
Cash received relating to other financing activities	4	31

Sub-total of cash inflows	55,113	48,523

Cash repayments of borrowings	(23,747)	(23,094)
Cash payments for interest expenses and distribution of dividends or profits	(1,766)	(1,255)
Cash payments relating to other financing activities	(148)	(79)

Sub-total of cash outflows	(25,661)	(24,428)

Net cash flows from financing activities	29,452	24,095

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	47,555	46,492

Add: Cash and cash equivalents at beginning of the period	66,888	21,759

Cash and cash equivalents at end of the period	114,443	68,251

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun